UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: November 22, 2024
ARRIVED STR, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	88-3444701
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave N Suite 200, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Oasis; Arrived Series Pointbreak; Arrived Series Hammock; Arrived Series Ace; Arrived Series Cardinal; Arrived Series Orchard; Arrived Series Mirage; Arrived Series Cactus; Arrived Series Opry; Arrived Series Lakeridge; Arrived Series Serenity; Arrived Series Sugarcreek; Arrived Series Palm; Arrived Series Havasu; Arrived Series Regal; Arrived Series Lodge; Arrived Series Myrtle; Arrived Series Kinlani; Arrived Series Hickorybear; Arrived Series Pasquin; Arrived Series Koi; Arrived Series Longbranch; Arrived Series Coolbaugh; Arrived Series Loop; Arrived Series Pickler; Arrived Series Billingswood; Arrived Series Smokey; Arrived Series Solstice; Arrived Series SuiteSpot

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS
Change in Property Manager Relationship for Selected Series
Effective May 1, 2024, Arrived Holdings, Inc., the manager (the "Manager") of Arrived STR, LLC, has, without penalty, terminated the property management relationship with AvantStay, Inc. for Arrived Series Regal. Additionally, effective May 1, 2024, the Manager has entered into a property management agreement with Arrived Property Manager, LLC (the "Property Manager") on behalf of Arrived Series Regal.
Effective May 1, 2024, Arrived Holdings, Inc., the manager (the "Manager") of Arrived STR, LLC, has, without penalty, terminated the property management relationship with AvantStay, Inc. for Arrived Series Billingswood. Additionally, effective May 1, 2024, the Manager has entered into a property management agreement with Boutiq, Inc. (the "Property Manager") on behalf of Arrived Series Billingswood.
Effective September 9, 2024, Arrived Holdings, Inc., the manager (the "Manager") of Arrived STR, LLC, has, without penalty, terminated the property management relationship with Alpha Geek Capital 2 LLC for Arrived Series Mirage. Additionally, effective September 9, 2024, the Manager has entered into a property management agreement with Boutiq, Inc. (the "Property Manager") on behalf of Arrived Series Mirage.
Effective October 6, 2024, Arrived Holdings, Inc., the manager (the "Manager") of Arrived STR, LLC, has, without penalty, terminated the property management relationship with Travli Hospitality Co. (formerly known as Old Town Rentals LLC) for Arrived Series Havasu. Additionally, effective October 6, 2024, the Manager has entered into a property management agreement with Boutiq, Inc. (the "Property Manager") on behalf of Arrived Series Havasu.
Effective October 21, 2024, Arrived Holdings, Inc., the manager (the "Manager") of Arrived STR, LLC, has, without penalty, terminated the property management relationship with Misfit Homes LLC for Arrived Series Oasis and Arrived Series Opry. Additionally, effective October 21, 2024, the Manager has entered into a property management agreement with Arrived Property Manager, LLC (the "Property Manager") on behalf of Arrived Series Oasis and Arrived Series Opry.
Property Management Fees
The fee arrangements for each property management company are set forth below:
Arrived Property Manager, LLC
As compensation for the services provided by the affiliated property manager, each series will be charged a property management fee equal to twenty percent (20%) of all rents and fees as remitted to the series on a monthly basis.

Boutiq, Inc.

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to nineteen and one-half percent (19.5%) of all rents and fees as remitted to the series on a monthly basis. Such property management fee will be reduced to eighteen percent (18%) beginning immediately following the first accounting period that Boutiq, Inc. manages properties for any entity managed by our Manager or its affiliates with a combined purchase price equal to or greater than $10 million.

Property Management Agreements
Attached as Exhibits 6.1 and 6.2  are copies of the property management agreements with the respective Property Managers. The foregoing summary of the terms of the property management agreements are subject to the agreements themselves, which are incorporated by reference herein.
Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

EXHIBIT INDEX

Exhibit No.	Description
6.1	Form of Property Management Agreement, dated [*], 202[*], between Boutiq, Inc. and Arrived Series [*], a series of Arrived STR, LLC
6.2	Form of Property Management Agreement, dated [*], 202[*], between Arrived Property Manager, LLC and Arrived Series [*], a series of Arrived STR, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on November 22, 2024.

ARRIVED STR, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer